Exhibit 10.73

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EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made as of July 1, 2014 (“Effective Date”) by and between Adam J. Kansler (“Employee”), and Markit North America, Inc., a Delaware Corporation, or any of its US affiliates (“Employer”).

WHEREAS, Employer and Employee previously entered into an employment agreement dated June 2, 2009 (“Prior Agreement”);

WHEREAS, Employer and Employee hereby wish to terminate the Prior Agreement and enter into this Agreement, in each case, effective as of Effective Date; and

WHEREAS, Employer wishes to continue to employ Employee and Employee wishes to continue to serve Employer upon the terms and subject to the conditions contained herein;

NOW THEREFORE, in consideration of the promises and the mutual covenants herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, Employer and Employee (each, a “Party,” and collectively, the “Parties”) hereby covenant and agree as follows:

1.    Employment.

(a)    Employee’s employment shall continue under this Agreement commencing on the Effective Date. Employer shall continue to employ Employee and Employee shall continue to have the title of Managing Director, and shall have such duties and responsibilities as are determined and assigned by Employer from time to time. Employee shall also serve (or continue to serve) as an officer and/or director of any member of Employer Group (as defined in Section 4(a) hereof) as specified by CEO or Employer, in each case without additional compensation.

(b)    Employee shall devote Employee’s whole working time and attention to Employer during the Term (as defined herein) and will not engage in any other capacity or activity which, in the sole discretion of Employer, would compete, hinder or interfere with the performance of the duties of Employee.

(c)    Employment under this Agreement shall be effective as of the Effective Date and continue until terminated pursuant to the terms hereof (the “Term”). Employee understands, acknowledges and agrees that Employee’s employment by Employer hereunder is “at-will,” that no employment for a particular term is intended or implied, and that Employer or Employee may terminate this Agreement (and thereby terminate Employee’s employment by Employer) at any time, for any reason or for no reason, pursuant to Section 9. Nothing in this Agreement shall be construed to constitute an agreement, understanding or commitment of any kind that Employee shall continue Employee’s employment with Employer or that Employer shall continue to employ Employee.

(d)    Employee’s services shall be performed principally, but not exclusively, in one of Employer’s North American offices. Employee may be required to be present, at Employer’s expense, from time to time at the office of Markit Group Limited or Markit Ltd. (collectively, “Markit”) in London, United Kingdom, and to travel to such locations as may be necessary for Employee’s responsibilities under this Agreement to be discharged.

2.    Compensation and Benefits. As complete consideration of Employee’s performance of the obligations contained in this Agreement, Employer shall pay and grant the following salary, incentive award eligibility and benefits to Employee, net of all withholdings required by law:

(a)    Base Salary. Employer will pay Employee an initial annual base salary at a rate of $400,000 (US), paid semi-monthly in arrears. Employee’s base salary shall be subject to annual review by Employer but at no time be reduced unless reduced for all similarly situated executives of Employer. The annual base salary as determined herein from time to time shall constitute “Base Salary” for purposes of this Agreement.

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(b)    Annual Incentives. Employee will be eligible to participate in Markit’s discretionary annual incentive program. Payment of an annual incentive award under the program is not guaranteed; it is completely discretionary. Employee understands and acknowledges that Employee may receive an annual incentive award under the program in one (1) year but not the next. If Employee is determined to be eligible for an annual incentive award under the program in any given year, as a condition precedent to receiving the award, Employee must be actively employed by Employer on the date payments are made and satisfy all then-established criteria.

(c)    Other Benefits. Employee shall be eligible to participate in such employee benefit plans, including health care benefits, disability insurance, group life insurance, and 401(k) plan, as Employer may from time to time provide to its similarly situated employees to the extent provided under the terms of such plans and subject to Employer’s right to terminate or modify any such plans at any time in its sole discretion. With respect to any share option or restricted share award granted to Employee under the Plan (as defined below), unless otherwise determined by the plan administrator at the time of grant and subject to the terms and conditions of the applicable award agreement, the vesting provisions set for on Schedule A of this Agreement shall apply. Employee understands and acknowledges that Employee’s eligibility and all other terms and conditions of Employee’s participation in Employer’s employee benefit plans will be governed by the applicable plan documents.

(d)    Expenses. Employer shall reimburse Employee for reasonable expenses incurred by Employee in connection with the business of Employer in accordance with and subject to compliance with the expenses policy as Employer may adopt from time to time.

(e)    Vacation. Employee shall be eligible for paid vacation time of 25 days per calendar year to be taken at such time or times as is convenient to Employer. Such vacation shall be deemed to be accrued on a pro rata basis over the course of each calendar year. Employee shall not be allowed to carry forward any unused accrued vacation time into the next calendar year, without the written permission of Employer. Any accrued unused vacation at the end of the calendar year will be forfeited and Employee will not be entitled to payment in lieu thereof. Employees who resign for any reason are eligible for payment of all accrued unused vacation time for the current year, calculated on a pro rata basis, provided they provide notice as required in Section 9(b) prior to resignation. Employees who are involuntarily terminated are eligible to receive payment of any accrued unused vacation days provided that termination was not a result of gross misconduct, gross negligence or other Cause event.

3.    Consequences of Termination.

(a)    Severance. If Employee’s employment is terminated by Employer without Cause (as defined in Section 9(b)(ii) hereof) or by Employee for Good Reason (as defined in Section 9(b)(i) hereof), subject to Employee’s compliance with the obligations in Sections 3(c), 4, 6 and 7 hereof, and subject to Section 15(c) hereof in the case of amounts in excess of the Separation Pay Limit to the extent that the Separation Pay Limit is applicable, Employee shall receive payment of an amount equal to the quotient obtained by dividing (i) Employee’s Base Salary and Target Cash Incentive (as defined below) for the year of termination (less any salary and incentive award payments paid to Employee for employment during any period following the delivery or receipt of a written notice of termination), by (ii) twelve (12) (but not as an employee), for each month in the Severance Period (as defined in Section 3(b) hereof) following such termination of employment (the “Basic Severance”), payable in accordance with the regular payroll practices of Employer, but not less frequently than monthly, provided that the first payment shall be made on the first payroll period after the sixtieth (60th) day following such termination and shall include payment of any amounts that would otherwise be due prior thereto. Notwithstanding the foregoing, if Employee’s employment is terminated by Employer without Cause or by Employee for Good Reason within twelve (12) months after a Change in Control (as defined in the Markit Ltd. 2014 Equity Incentive Award Plan (the “Plan”)), Employee shall receive additional monthly severance payments equal to the quotient obtained by dividing (i) Employee’s Base Salary and Target Cash Incentive for the year of

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termination (less any salary and incentive award payments paid to Employee for employment during any period following the delivery or receipt of a written notice of termination), by (ii) twelve (12) (but not as an employee), for twelve (12) months, beginning on the same date as the Basic Severance (the “Change in Control Severance”). For the avoidance of doubt, the Change in Control Severance will be subject to the same conditions as the Basic Severance (including compliance with the obligations in Sections 3(c), 4, 6 and 7) and shall be paid concurrently with and, if applicable, in addition to the severance payments described in Section 3(a) hereof. As used herein, “Target Cash Incentive” shall mean Employee’s target cash incentive award, if any, to which Employee may be entitled under Section 2(b) hereof.

(b)    Severance Period. The “Severance Period” shall equal one (1) month for each full calendar year of service for Employer by Employee, up to a maximum of twelve (12) months.

(c)    Release; No Mitigation; No Offset. Any and all amounts payable under this Section 3 shall only be payable if Employee delivers to Employer and does not revoke a general release of claims in favor of Employer in a form to be provided by Employer (the “Release”). The Release shall be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination; provided that Employer delivers to Employee the Release within seven (7) days after termination. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by Employee as a result of employment by a subsequent employer.

4.    Trade Secrets and Confidential Information.

(a)    During the Term, Employee acknowledges that Employee may have access to and be entrusted with confidential information regarding the business plans and operations of Employer, Markit or any of their respective parents, subsidiaries or affiliates (“Employer Group”), computer systems and technology, methodology and other proprietary information (collectively, “Confidential Information”) and trade secrets concerning any member of the Employer Group’s scientific and technical knowledge, business, price lists and customers of any member of the Employer Group (including, without limitation, their names, addresses, preferences and any other information of a private nature). The disclosure of any of such Confidential Information or trade secrets to competitors of Employer Group members or to the general public will be considered a material breach of Employee’s obligations hereunder and just cause for termination on grounds of gross misconduct.

(b)    Employee acknowledges that the right to maintain the Confidential Information and trade secrets constitutes a proprietary right which members of the Employer Group are entitled to protect. Accordingly, Employee shall not, during the Term, or at any time thereafter, disclose any Confidential Information, trade secrets or other private affairs of the Employer Group members to any person or persons, firm, association or corporation, nor shall Employee use the same for any purpose other than on behalf of Employer Group members. Employee further agrees to abide by the trade secret policies of all members of the Employer Group at all times.

(c)    It is considered a condition of Employee’s employment to ensure that Employer’s policy of maintaining the strictest confidentiality of Employee’s own personal compensation, both in the programs in which Employee participates and the remuneration Employee personally receives, is adhered to by Employee at all times. Employer shall not tolerate any breach of privacy and confidentiality in this regard.

(d)    Nothing in this Section 4 shall prevent Employee from disclosing Confidential Information to comply with a court order or performing any statutory obligation to do so, provided that subject to applicable law, Employee gives Employer advance written notice of the disclosure and affords Employer an opportunity to seek a protective order.

5.    Ownership of Developments.

(a)    Generally. Employee agrees that any work of authorship, discovery, improvement, invention, design, graphic, source, HTML and other code, trade secret, technology, algorithms, computer

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program, audio, video or other files or content, idea, design, process, technique, know-how and data, whether or which Employee makes, discovers, conceives, reduces to practice or develops (in whole or in part, either alone or jointly with others) during Employee’s employment shall be the sole property of Employer to the extent such Developments (i) pertain to any line of business activity of Employer Group members, (ii) are developed using time, material or facilities of Employer Group members, whether or not during working hours or on the premises of such Employer Group members or (iii) relate to any of Employee’s work during the course of Employee’s employment, whether or not during normal working hours.

(b)    Works Made for Hire. Employee agrees to maintain adequate and current written records and promptly disclose in writing to Employee’s immediate supervisor or direct report, or as otherwise designated by Employer, all Developments, made, discovered, conceived, reduced to practice or developed by Employee, either alone or jointly with others, during the Term. Employer shall be the sole owner of all patents, patent rights, copyrights, trade secret rights, trademark rights and all other intellectual property or other rights in connection with Developments. Employee further acknowledges and agrees that such Developments are “works made for hire” for purposes of Employer’s rights under copyright laws. Employee hereby assigns to Employer any and all rights, title and interest Employee may have or acquire in such Developments.

(c)    Cooperation. Employee agrees to perform, during and after Employee’s employment, all acts deemed necessary or desirable by Employer to permit and assist it, at Employer’s expense, in further evidencing and perfecting the assignments made to Employer under this Agreement and in obtaining, maintaining, defending and enforcing patents, patent rights, copyrights, trademark rights, trade secret rights or any other rights in connection with such Developments and improvements thereto in any and all countries. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in legal proceedings. Employee hereby irrevocably designates and appoints Employer and its duly authorized officers and agents, as Employee’s agents and attorney-in-fact to act for and on Employee’s behalf and instead of Employee, to execute and file any documents, applications or related findings and to do all other lawfully permitted acts to further the purposes set forth above in this Section 5, including, without limitation, the perfection of assignment and the prosecution and issuance of patents, patent applications, copyright applications and registrations, trademark applications and registrations or other rights in connection with such Developments and improvements thereto with the same legal force and effect as if executed by Employee.

(d)    Assignment or Waiver of Moral Rights. Any assignment of copyright hereunder (and any ownership of a copyright as a work made for hire) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively “Moral Rights”). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, Employee hereby waives such Moral Rights and consent to any action of Employer that would violate such Moral Rights in the absence of such consent.

(e)    List of Developments. Employee has attached hereto a complete list of all existing Developments to which Employee claims ownership as of the date of this Agreement and that Employee desires to specifically clarify are not subject to this Agreement. Employee acknowledges and agrees that such list is complete. If no such list is attached to this Agreement, Employee represents that Employee has no such Developments at the time of signing this Agreement.

6.    Restrictive Covenants.

(a)    Non-Competition. Employee shall not, without prior written consent of Employer, during the Term and for a period of twelve (12) months thereafter (“Restricted Period”), regardless of the circumstances of the termination of Employee’s employment or any claim that he may have against Employer under this Agreement or otherwise, either alone or in conjunction with any individual, firm, corporation, association or any entity, whether as principal, partner, director, consultant, agent, shareholder (except as a passive investor with a less than five percent (5%) shareholder of a publicly traded company), employee or in any other capacity whatsoever, act in any management, sales or business development capacity for a business (such business, a “Competitive Business”) in competition with any business conducted by Employer Group members in which

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Employee was involved or had access to Confidential Information within the previous one (1) year period in any state of the United States or province of Canada in which any Employer Group member has done business during the twelve (12) months immediately preceding the termination of Employee’s employment. Without limiting the generality of the foregoing, and solely for purposes of providing examples, certain of the companies and businesses that the parties agree constitute Competitive Businesses are listed in Schedule B attached hereto.

(b)    Non-Solicitation of Employees. During the Restricted Period, regardless of the circumstances of the termination of such employment or any claim that Employee may have against Employer under this Agreement or otherwise, Employee shall not, for Employee’s or on behalf of any other person or entity, directly or indirectly offer employment to or hire any employee of any member of the Employer Group or solicit any such person to terminate their employment with any member of the Employer Group or enter into an employment relationship or become an independent contractor of Employee or any other person or entity.

(c)    Non-Solicitation of Customers. During the Restricted Period, regardless of the circumstances of the termination of such employment or any claim that Employee may have against Employer under this Agreement or otherwise, Employee shall not solicit, induce or attempt to solicit or induce any client or customer (including, without limitation, any potential client or customer) of any Employer Group member to cease or reduce doing business with any Employer Group member, or in any way interfere or attempt to interfere with the relationship between any such client/customer, on the one hand, and any Employer Group member, on the other hand.

(d)    Non-Disparagement. During the Term and thereafter, Employee agrees not to make negative comments or otherwise disparage any member of the Employer Group or any of their respective officers, directors, employees, shareholders, agents, services or products, in any manner likely to be harmful to them or their business, business reputation or personal reputation. During the Term and thereafter (other than any termination for Cause), Employer agrees to instruct its executive officers not to make negative comments or otherwise disparage Employee in any manner likely to be harmful to Employee’s reputation. For purposes of this Section 6(d), disparagement does not include (i) compliance with legal process or subpoenas to the extent only truthful statements are rendered in such compliance attempt, or (ii) statements made in response to an inquiry from a court or regulatory body.

(e)    Injunctive Relief. Employee acknowledges that any breach of the provisions contained in Section 4 hereof and this Section 6 may result in serious and irreparable injury. Therefore, Employee acknowledges and agrees that in the event of a breach by Employee, Employer shall be entitled, in addition to any other remedy at law or in equity to which Employer may be entitled, to equitable relief against Employee, including an injunction to restrain Employee from such breach and to compel compliance with the obligations of Employee hereunder.

(f)    Understanding of Covenants.

(i)	Employee acknowledges that, in the course of Employee’s employment with Employer and/or members of the Employer Group and their respective predecessors, Employee has become familiar, or will become familiar with Employer’s and the Employer Group’s and their respective predecessors’ trade secrets and with other confidential and proprietary information concerning Employer, the Employer Group, and their respective predecessors and that Employee’s services have been and will be of special, unique and extraordinary value to Employer and the Employer Group. Employee agrees that the foregoing covenants set forth in Section 4 and Sections 6(a) through 6(d) (collectively, the “Restrictive Covenants”) are reasonable and necessary to protect Employer’s and the Employer Group’s trade secrets and other confidential and proprietary information, good will, stable workforce, and customer relations.

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(ii)	Employee understands that the foregoing restrictions may limit Employee’s ability to earn a similar amount of compensation in a business similar to the business of Employer or the Employer Group, but Employee nevertheless believes that Employee has received and will receive sufficient consideration and other benefits as an employee of Employer and as otherwise provided hereunder to justify such restrictions which, in any event (given Employee’s education, skills and ability), Employee does not believe would prevent Employee from earning a living.

(iii)	Notwithstanding anything herein to the contrary, if Employee becomes entitled to, and is receiving, Basic Severance payments pursuant to Section 3(a) hereof, and the Severance Period lapses prior to the end of the Restricted Period (such period beginning on the date of such lapse and ending on the last day of the Restricted Period, the “Gap Period”), provided that Employee is not entitled to any Change in Control Severance payments, the restrictions imposed upon Employee under Section 6(a) hereof shall not apply to Employee during the Gap Period unless Employer elects, in its sole discretion, to continue to pay to Employee such Basic Severance payment amounts during the Gap Period.

7.    Return of Employer’s Property. Employee acknowledges that all items of any and every nature or kind created or used by Employee pursuant to Employee’s employment under this Agreement, or furnished by Employer to Employee, and all equipment, books, software, records, reports, files, manuals, literature, Confidential Information or other materials shall remain and be considered the exclusive property of Employer at all times and shall be surrendered to Employer, in good condition, promptly upon the termination of Employee’s employment regardless of the circumstances of the termination of Employee’s employment or any claim that Employee may have against Employer under this Agreement or otherwise, or at any earlier time upon request of Employer. In furtherance thereof, Employee shall cause all data files created by or for Employee to be stored in digital form on Employer’s computers.

8.    Severability and Consequences of Invalid Terms. If any provision or part thereof of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement and the remaining provisions of this Agreement shall remain in full force and effect, except that in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and yet be legal, valid and enforceable.

9.    Termination.

(a)    Employee understands that Employer is an “at-will” Employer and as such employment with Employer is not for a fixed term or definite period and may be terminated at the will of either party, with or without cause, and without prior notice.

(b)    Employee’s employment pursuant to this Agreement may be terminated at any time in the following manner in the specified circumstances:

(i) by Employee for Good Reason or any other reason. Employee may resign employment with Employer upon six (6) months’ prior written notice to Employer, which Employer may waive, in whole or in part. Employee shall have “Good Reason” for resignation within thirty (30) days after the occurrence (without Employee’s consent) of any of the following: (1) a material diminution of Employee’s rate of Base Salary or other material failure to provide the compensation due pursuant to this Agreement; (2) a material diminution in Employee’s authority, duties, or responsibilities, or title; or (3) a material breach by Employer of this Agreement, provided, however, that any such condition or conditions, as applicable shall not constitute grounds for Good Reason

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unless both (x) Employee provides written notice to Employer of the condition claimed to constitute grounds for a Good Reason within sixty (60) days of the initial existence of such condition(s), and (y) Employer fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of Employee’s employment with Employer shall not constitute a Good Reason unless such termination occurs not more than [two hundred and ten (210) days] following the initial existence of the condition claimed to constitute grounds for a Good Reason.

(ii) by Employer for Cause (as defined in the Plan) or without Cause, immediately upon notice.

(c)    Subject to any limitations imposed under Code Section 409A (as defined in Section 15(b) hereof), Employee hereby authorizes Employer to deduct from any payment, any amounts properly owed to Employer by Employee by reason of advances or loans made for the benefit of the Employee.

10.    Enforcement.

(a)    Any violation by Employee of any of the ownership of developments, confidentiality, non-competition, non-solicitation, and return of property provisions hereunder could cause irreparable injury to Employer, and Employee agrees that there would be no adequate remedy at law for such violation. Employer shall therefore have the right, in addition to any other remedies available to it at law or in equity, to seek to enjoin Employee in a court of equity from violating such provisions. Such provisions and Employer’s right to enforce them by injunction also survive the termination of this Agreement.

(b)    Any suit or proceeding arising under this Agreement shall be brought solely in a federal or state court sitting in the State of New York, except for any suit or proceeding seeking an equitable remedy hereunder, which may be brought in any court of competent jurisdiction. By Employee’s execution hereof, Employee hereby consents and irrevocably submits to the jurisdiction of the federal and state courts having general jurisdiction over the State of New York, and agrees that any process in any suit or proceeding commenced in such courts under this Agreement may be served upon Employee personally, by certified mail, return receipt requested, or by courier service, with the same full force and effect as if personally served upon Employee in the county in which Employee is employed. Each of the Parties waives any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense of lack of jurisdiction with respect thereto.

11.    Recoupment. Notwithstanding anything to the contrary in this Agreement or any equity or other compensation award agreement between Employee and Employer, the Employee hereby acknowledge and agree that all compensation paid to him or her by Employer, whether in the form of cash, equity or any other form of property, will be subject to any compensation recapture policies established by Employer from time to time, in its sole discretion, in order to comply with law, rules or other regulatory requirements applicable to Employer or its employees including without limitation any such policy that is intended to comply with (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules and regulations promulgated thereunder and (ii) the Remuneration Code published by the UK Financial Services Authority.

12.    Assistance in Litigation. During the Term and thereafter, Employee shall upon reasonable notice, furnish such information and proper assistance to Employer as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

13.    Employer Authorization for Publication. Prior to Employee’s submitting or disclosing any material prepared by Employee that incorporates information that concerns Employer’s business or anticipated research for possible publication or dissemination outside Employer, Employee agrees to deliver a copy of such material to an officer of Employer for his or her review. Within twenty (20) days following such submission, Employer agrees to notify Employee in writing whether Employer believes such material contains any Confidential Information or trade secrets, and Employee agrees to make such deletions and revisions as are requested by Employer to protect its Confidential Information or trade secrets. Employee further agrees to obtain the written consent of Employer prior to any review of such material by persons outside Employer.

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14.    Former Employer Information. Employee represents that Employee’s performance of all the terms of this Agreement and as an employee of Employer does not and shall not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by Employee in confidence or in trust prior to Employee’s employment by Employer. Employee shall not disclose to Employer or induce Employer to use any confidential or proprietary information or material belonging to any previous employers or others. Employee has not entered into, and agrees not to enter into, any agreement, either written or oral, in conflict herewith or in conflict with Employee’s employment with Employer. Employee further agrees to conform to the rules and regulations of Employer.

15.    Tax Matters.

(a)    In the event that Employee is subject to the so-called “golden parachute” excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (“Code”), Employee shall be subject to having Employee’s payments under this Agreement reduced if, and only if, such a reduction would place Employee in a better after-tax position than without such reduction (otherwise, Employee shall be permitted to retain all payments without reduction).

(b)    The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Code Section 409A and the regulations and guidance promulgated thereunder (collectively, “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall Employer be liable for any additional tax, interest or penalty that may be imposed on Employer by Code Section 409A or any damages for failing to comply with Code Section 409A.

(c)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “non-qualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Employee is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Employee, and (B) the date of Employee’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. For purposes of this Agreement, the term “Separation Pay Limit” shall mean, two (2) times the lesser of (i) Employee’s annualized compensation based on Employee’s annual rate of pay for the taxable year of Employee preceding the taxable year in which Employee has a “separation from service,” and (ii) the maximum amount that may be taken into account under a tax qualified plan pursuant to Code Section 401 (a)(17) for the year in which Employee incurs a “separation from service.”

(d)    With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Employee’s taxable year following the taxable year in which the expense occurred.

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(e)    For purposes of Code Section 409A, Employee’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of Employer.

(f)    Employer may withhold from any and all amounts payable under this Agreement such federal, state, local, and foreign taxes as may be required to be withheld pursuant to any applicable law or regulation.

16.    Miscellaneous.

(a)    Assignment of Rights. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective personal representatives, executors, administrators, successors and assigns, except that Employee shall not be entitled to assign any of Employee’s duties of performance hereunder, and shall not be entitled to assign any of Employee’s rights hereunder where such assignment is prohibited by applicable law. For the avoidance of doubt, any payments due to the Employee if not completed prior to Employee’s death shall continue to be paid to the Employee’s estate under the terms and conditions hereunder. Employer shall have the right to assign its rights and obligations under this Agreement to a corporation to be owned or controlled by it or its affiliates formed for the purpose of doing business in the United States.

(b)    Currency. Unless otherwise noted, all dollar amounts referred to in this Agreement are in U.S. funds.

(c)    Amendment of Agreement. This Agreement may be altered or amended at any time by the mutual consent in writing of the Parties hereto.

(d)    Time of Essence. Time shall be of the essence hereof.

(e)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law rules contained therein.

(f)    Execution and Multiple Counterparts. This Agreement shall not become effective and binding until fully executed by both Parties. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original for all purposes, but all of which together shall constitute one and the same instrument.

(g)    Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior and contemporaneous agreements, understandings and discussions, whether oral or written (including without limitation, the Prior Agreement), and there are no other warranties, agreements or representations between the Parties except as expressly set forth herein. To the extent that language in any other company agreement between the Parties contradicts this Agreement, the language of this Agreement shall control.

(h)    Independent Legal Advice. Employee acknowledges that Employee has read and understands the Agreement and acknowledges that Employee has had the opportunity to obtain independent legal advice regarding the terms of the Agreement and its legal consequences.

(i)    Waiver of Breach. The waiver by either Party of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach.

620 – 8th Avenue 35th Floor New York, NY 10018 USA	P : +1 (212) 205-1200 F : +1 (201) 499-1818 www.markit.com

(j)    Notices. Any notices required or permitted to be given under this Agreement shall be in writing, to the Party to whom the notice is to be given at the following address:

If to Employer,

Markit North America, Inc.

620 – 8th Avenue

35th Floor

New York, NY 10018

Attn: Rajeev Syal

With a copy to,

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attn: Ira G. Bogner

If to Employee,

Adam J. Kansler

Notices shall be effective (i) on the date delivered, if delivered by personal delivery with written acknowledgement of receipt, or, by confirmed facsimile transmits on; or (ii) the third (3rd) business day after mailing by next-day express courier, with delivery costs and fees prepaid, addressed to each of the Parties at the respective address set forth above (or at such other address as such Party may designate by ten (10) days’ advance notice similarly given to the other Party).

(k)    Interpretation. Words used in this Agreement in the singular shall be deemed to include the plural and vice versa. Similarly, the masculine shall be deemed to include the feminine or neutral gender and vice versa. Headings are for convenience of reference only and shall not limit or otherwise affect or be used in the construction of any of the terms or provisions hereof. Provisions of this Agreement shall not be construed more strongly against either Party regardless of who is responsible for the preparation or language thereof.

(l)    Survivability. The provisions of this Agreement which by their terms call for performance subject to termination of Employee’s employment, or of this Agreement, shall so survive such termination.

(m)    No Defense. The existence of any claim, demand, action or cause of action of Employee against Employer, whether or not based on this Agreement, will not constitute a defense to the enforcement by Employer (or any other applicable member of Employer Group) of any covenant or agreement of Employee contained in Sections 4 and 6 herein.

(n)    No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation, or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

(o)    Source of Payments. All payments provided under this Agreement shall be paid in cash from the general funds of Employer, and no special or separate fund shall be established and no other segregation of assets shall be made to assure payment.

620 – 8th Avenue 35th Floor New York, NY 10018 USA	P : +1 (212) 205-1200 F : +1 (201) 499-1818 www.markit.com

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto as of the date first written above.

MARKIT NORTH AMERICA, INC.

By:	/s/ Rajeev Syal
Rajeev Syal
Global Head of Human Resources

ADAM J. KANSLER

/s/ Adam J. Kansler

620 – 8th Avenue 35th Floor New York, NY 10018 USA	P : +1 (212) 205-1200 F : +1 (201) 499-1818 www.markit.com

Schedule A

Vesting Schedule

The share option or restricted share award shall vest in [three equal annual instalments on the first, second, and third, anniversaries of the date of grant] [five equal instalments on the first, second, third, fourth and fifth anniversaries of the date of grant]; provided, however, that, if your employment is terminated by the Company without Cause or by you for Good Reason, then any unvested portion of such award that would have vested within the 12-month period immediately following such termination as if you had not experienced a termination of employment, shall vest in full immediately upon the date of such termination; and provided, further, however, that if such termination occurs within the twelve (12) month period commencing on and following a Change in Control, then 100% of such award shall vest in full immediately upon the date of such termination.

620 – 8th Avenue 35th Floor New York, NY 10018 USA	P : +1 (212) 205-1200 F : +1 (201) 499-1818 www.markit.com

Schedule B

Competitive Businesses

•	The McGraw-Hill Companies Inc.

•	IHS, Inc.

•	MSCI, Inc.

•	Nasdaq OMX Group Inc.

•	Morningstar, Inc.

•	Verisk Analytics, Inc.

•	MarketAxess Holdings Inc.

•	CME Group Inc.

•	Intercontinental Exchange, Inc.

•	FactSet Research Systems Inc.

•	Thomson Reuters Corporation

•	Bloomberg L.P.

•	ICAP plc

•	Interactive Data Corporation